Exhibit 99.1

MTS Compliant with All Nasdaq Listing Criteria

Ra’anana, Israel / Powder Springs, Georgia, USA – July 3, 2019 - Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and enterprise mobility management (EMM) solutions, announced today that on July 1, 2019, the Company was formally notified by The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has evidenced full compliance with all criteria for continued listing on The Nasdaq Capital Market, including the applicable stockholders’ equity requirement. Nasdaq’s determination follows the previously disclosed investment by an institutional investor via the partial exercise of its green shoe option and purchase of 438,597 convertible preferred shares in MTS for $500,000.

The Nasdaq Hearings Panel will continue to monitor the Company’s ongoing compliance with the minimum stockholders’ equity threshold, through July 1, 2020, and, if the Company were to fall below the minimum threshold, the Company would be subject to delisting, but would also be entitled to request another hearing before the Panel. Such request would stay any delisting action by Nasdaq pending the ultimate outcome of the hearing.

About MTS
Mer Telemanagement Solutions Ltd. (“MTS”) is focused on innovative products and services for enterprises in the area of telecom expense management (“TEM”) and Call Accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

 Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar
CFO
Tel: +972-9-7777-540